Eaton Vance Management

Two International Place

Boston, MA  02110

(617)482-8260

www.eatonvance.com

VIA EDGAR

May 17, 2016

Lauren Hamilton

U.S. Securities and Exchange Commission (the “SEC”)

Three World Financial Center

New York, New York 10281

Re:

Eaton Vance Floating-Rate Income Trust (the “Trust”)

Registration Statement on Form N-2 (333-208995; 811-21574)

Ms. Hamilton:

This letter responds to comments provided telephonically to the undersigned on May 13, 2016 regarding the Trust’s N-2/A filed on May 12, 2016.  The comments and Trust’s responses are set forth below.

Prospectus

Comment 1:

In the Summary of Trust Expenses, per Form N-2, Item 3, Instruction 6, please provide expenses based on the estimated amounts for the full fiscal year.

Response 1:

The Trust believes it is in compliance with Form N-2, Item 3, Instruction 6, by including in the Summary of Trust Expenses, the Trust’s actual expenses rather than estimated expenses. The Trust believes it would be misleading to state estimated expenses when the Trust has an operating history.  The Trust has provided such information as of November 30, 2015, the end of its most recent semi-annual reporting period, because the Trust believes it should provide the most recent expense information available in its prospectus.

Comment 2:

In footnote 2, in the Summary of Trust Expenses, the Trust states, “The Adviser will pay the expenses of the Offering (other than the applicable commissions).”  Please confirm the Adviser pays the offering cost and if the Adviser can recoup such cost.

Response 2:

The Trust confirms the Adviser is responsible for the offering cost related to the offering of common shares (other than the applicable commissions), as described in the Trust’s prospectus.  The Adviser cannot recoup such cost.

Comment 3:

Please make the following representation regarding the Trust’s issuance of senior securities, “The Trust reasonably believes that its assets will provide adequate asset coverage to allow it to satisfy all of its unfunded commitments.” and state how adequate asset coverage will be provided. Please provide the current value of the Trust’s unfunded loan commitment.

Response 3:

The Trust confirms that it reasonably believes its assets will provide adequate asset coverage to allow it to satisfy all of its unfunded commitments.  With respect to unfunded loan commitments, the Trust segregates on the books of the Trust or the custodian, cash or other liquid securities in an amount equal to the Trust’s unfunded commitment under the loan agreement.  The Trust has also adopted procedures setting forth this requirement.

Under the Investment Company Act of 1940 (the “1940 Act”), the Trust is not permitted to issue preferred shares unless immediately after such issuance the total asset value of the Trust’s portfolio is at least 200% of the liquidation value of the outstanding preferred shares plus the amount of any senior security representing indebtedness. Eaton Vance closed-end funds have adopted policies and procedures providing for compliance testing of 1940 Act asset coverage, which is performed by the Trust’s custodian under the supervision of Eaton Vance’s Fund Administration Department.

As of November 30, 2015, the end of its most recent semi-annual reporting period, the Trust’s unfunded loan commitment value was $ 52,660.  This is the most recent publicly available information available on unfunded loan commitments.

Tandy Representation:

The Trust is responsible for the adequacy and accuracy of the disclosure in each filing.  Further, the Trust recognizes that the Staff’s comments, or changes to the disclosure in response to Staff’s comments do not foreclose the SEC from taking any action with respect to filings.  Lastly, the Trust acknowledges that it may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under federal securities laws.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655.

Very truly yours,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee

Vice President